

June 11, 2010

Kevin Mansell
Chairman, President and Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

      Re: **Kohl's Corporation**
            Form 10-K for the Fiscal Year Ended January 30, 2010
            Filed March 19, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed March 26, 2010
            File No. 001-11084

Dear Mr. Mansell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Business, page 3

1. We note your risk factor on page 8 relating to product safety concerns. Please describe the practices of the company relating to return policies and product recalls. Refer to Item 101(c)(1)(vi) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A filed March 26, 2010</u>

<u>Independence Determinations & Related Person Transactions, page 20</u>

2. Please state whether your policies and procedures for review of related party transactions
    are in writing or how else they are evidenced. Also, discuss the types of transactions that
    are covered, and describe the factors considered and the standards applied by the
    Committee in determining whether or not to approve related party transactions. Refer to
    Item 404(b) of Regulation S-K**.**

<u>Compensation Discussion and Analysis, page 23</u>

<u>Performance Evaluation Process, page 27</u>

3. Please disclose how you measured the performance goals against actual performance to
    calculate the total points awarded for each executive officer. Also explain what rating
    each executive officer received and how that affected his compensation.

4. We note that the Committee considers qualitative criteria in determining compensation.
    Please analyze in greater detail how individual roles and performance factored into the
    compensation amounts you disclose for each executive officer. If individual performance
    was a significant factor in determining compensation, please identify the specific
    contributions and contextualize those achievements for purposes of demonstrating how
    they resulted in specific compensation decisions. Although quantitative targets for
    subjective or qualitative assessments may not be required, you should provide insight of
    how qualitative inputs are translated into objective pay determinations. Refer to Item
    402(b)(2)(vii) of Regulation S-K.

5. We note your disclosure on pages 28 and 29 regarding the general factors considered in
    evaluating the performance of Messrs. Brennan, Worthington and McDonald. Please
    disclose the performance criteria underlying each of the factors and clarify how each
    factor was measured against actual performance to determine the performance rating for
    each executive officer.

<u>Fiscal 2010 Actions, page 30</u>

6. We note your statement that Messrs. Brennan, Worthington and McDonald each received
    a performance review rating of "Highly Effective." However, it appears that you only
    discuss the ratings for your Chairman, President and CEO on page 28. Please describe
    the performance scale applicable to Messrs. Brennan, Worthington and McDonald.

Annual Incentive Compensation, page 30

7. Please describe how you calculated the annual cash incentive compensation for <u>each</u> executive officer, including how you measured the performance goals against actual performance. For example, how did you apply the measures listed on pages 31 and 32 to calculate the $2,600,000 annual incentive for your CEO? Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director